SCHEDULE 13G

CUSIP No. 550424105	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    ) *

LUMINAR TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

550424105

(CUSIP Number)

December 2, 2020

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G

CUSIP No. 550424105	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,450,912
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,450,912
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,450,912 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.23% (2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

All of the shares of Class A Common Stock to which this Schedule 13G relates were acquired by the reporting person pursuant to an Agreement and Plan of Merger, dated August 24, 2020 (the “Merger Agreement”), by and among Luminar Technologies, Inc. (f/k/a Gores Metropoulos, Inc.) (the “Issuer”), Dawn Merger Sub, Inc., a wholly owned subsidiary of the Issuer, Dawn Merger Sub II, LLC, a wholly owned subsidiary of the Issuer, and Luminar Holdco, LLC (f/k/a Luminar Technologies, Inc.). The transactions under the Merger Agreement closed on December 2, 2020. The reporting person received notice of issuance of its shares of Class A Common Stock on February 24, 2021 showing issuance of the shares on February 17, 2021.

(2)

Based on 218,818,037 shares of Class A Common Stock outstanding as of December 2, 2020, according to the Form 8-K (SEC File No. 001-38791) filed by the Issuer with the Securities and Exchange Commission on December 8, 2020. The number of outstanding shares of Class A Common Stock does not give effect to the exercise of outstanding warrants or conversion of outstanding shares of Class B Common Stock.

SCHEDULE 13G

CUSIP No. 550424105	Page 3 of 5 Pages

Item 1(a) Name of Issuer

LUMINAR TECHNOLOGIES, INC.

Item 1(b) Address of Issuer’s Principal Executive Offices

Luminar Technologies, Inc.

2603 Discovery Drive, Suite 100

Orlando, Florida 32826

Item 2(a) Name of Persons Filing

GIC Private Limited (“GIC”)

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c) Citizenship

GIC – Singapore

Item 2(d) Title of Class of Securities

Class A Common Stock, par value $0.0001 per share

Item 2(e) CUSIP Number

550424105

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G

CUSIP No. 550424105	Page 4 of 5 Pages

Item 4 Ownership

(a - c) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

			Voting Power		Dispositive Power
Reporting Person	No. of Securities Beneficially Owned	Percent of Class (3)	Sole (1), (2)	Shared (1), (2)	Sole (1), (2)	Shared (1), (2)
GIC Private Limited	11,450,912	5.23	11,450,912	0	11,450,912	0

(1)

GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. GIC holds 2,007,700 shares of Class A Common Stock directly and 9,443,212 shares of Class A Common Stock indirectly through an affiliate. GIC has the sole power to vote and power to dispose of the shares of Class A Common Stock covered by this Schedule 13G.

(2)	GIC disclaims membership in a group.
(3)

Based on 218,818,037 shares of Class A Common Stock outstanding as of December 2, 2020, according to the Form 8-K (SEC File No. 001-38791) filed by the Issuer with the Securities and Exchange Commission on December 8, 2020. The number of outstanding shares of Class A Common Stock does not give effect to the exercise of outstanding warrants or conversion of outstanding shares of Class B Common Stock.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. 550424105	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of March 4, 2021.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Glien Tan Cheng Chuan
Name:	Glien Tan Cheng Chuan
Title:	Senior Vice President